News Release

Alberta Utilities Commission Releases Decision in MSA and TransAlta Case

CALGARY, Alberta (July 27, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) advises today that it has received the decision from the Alberta Utilities Commission (AUC) in the case of the Market Surveillance Administrator (MSA) versus TransAlta and will be reviewing the ruling, which could include the possibility of an appeal to the Alberta Court of Appeal.

TransAlta will not be offering further comment during the review process.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor Inquiries:	Media Inquiries:

Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Jaeson Jaman
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com